CASCADE TECHNOLOGIES CORP.
250 North Robertson Blvd., Suite 427
Beverly Hills, CA 90211

April 22, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Kate Tillan
Assistant Chief Accountant
Division of Corporate Finance
cc:                           Martin James, Senior Assistant Chief Accountant

RE:           Cascade Technologies Corp. (the “Company”)
Form 10-K for fiscal year ended August 31, 2009
Filed December 15, 2009
File No. – 000-52141

Dear Sir and Madam:

Further to your letter of March 18, 2010 in regard to the above noted Company filing, for the convenience of the staff we have set forth verbatim below each comment received followed by our response.

Form 10-K for the Fiscal Year Ended August 31, 2009
Financial Statement, page F-1

Note 7 – Other Events, page F-12

Comment:

1.
Please tell us how the investors were repaid the remainder of their subscription of $55,000.  Tell us from whom you borrowed the $55,000 and why the lenders agreed to accept your assets in settlement of the debt.  Discuss the nature of any related party relationships.   Tell us the nature and carrying value of any assets used to settle the debt.  Tell us why you recorded other income of $58,763.   Tell us whether the debt agreements were in writing and why they were not included as exhibits to your Form 10-K.

Response:

We were informed at the time of the cancellation of the subscriptions and the assumption of debt by the two individuals, Mel Dick and Dave Harding, who entered into loan agreements with the Company whereby they assumed the entire $55,000 liability to the investors, that they were part of the formation of a new corporate entity and that the new corporate entity issued shares of common stock to the investors in respect of the liabilities assumed totalling $55,000.  Mr. Dick and Mr. Harding agreed to accept certain of the Company’s assets in exchange for settlement of the debt because the assets provided access to an office environment and a completed business plan, which allowed them to immediately pursue a business objective.  There were no related party relationships, between the Company and Mr. Dick or Mr. Harding.  None of the subscribers had any affiliation or association with the Company, however we were informed that the subscribers are either close friends and business associates or family members related to Mr. Dick and Mr. Harding.  The assets referenced in our disclosures included certain miscellaneous items of office equipment and associated fittings, a computer and the aforementioned business plan, all of which had been expensed by the Company upon acquisition over the period February 2009 through May 2009.  The Company’s policy is not to capitalize any individual fixed assets or equipment with a value of less than $2,000 per occurrence.  The cumulative cash consideration paid for all office furniture and fixtures including the computer equipment, was $5,440.  The total fees paid in respect of the preparation of the business plan totalled $15,750.  These items had been previously expensed in prior reporting periods.  The amount of $58,763 recorded as “Other Income – Debts Forgiven” includes $55,000 relating to the forgiven loans payable and a further amount totalling $3,763 that remained in Company’s accounts payable due to Mel Dick in respect of certain travel and other expenses related to the operations contemplated in the Company’s business plan.  Due to the fact that Mel Dick and Dave Harding intended to undertake the proposals in the business plan as the operating platform for their newly incorporated entity, Mr. Dick also agreed to forgive the amount outstanding in our accounts payable as part of the transaction and executed an amended debt settlement document.   The debt agreements are in writing.  They are included as exhibits 10.2, 10.3, 10.4 and 10.5 with our Form 10-Q for the period ended February 28, 2010 and filed with the SEC on April 19, 2010.  Further they are referenced in our Amended Annual Report on Form 10-K for the fiscal year ended August 31, 2009 (the “Amended 10-K”) filed concurrently herewith as Amendment No. 1.  In the Amendment No. 1, the Company has also revised the disclosure in the notes to the financial statements and under the Liquidity section  to more clearly explain the transaction.

Item 9A(T) Controls and Procedures, page 9

Comment:

2.
We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures.  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language the appears following the “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(c) of the Exchange Act.  Please revise future filings including any amendments to comply or, alternatively, you may remove the definition.

Response:

We have removed the definition in Amendment No. 1 on Form 10-K and in our current filing on Form 10-Q filed on April 19, 2010 in response to this comment.

Comment:

3.
We similarly note your disclosure regarding your officers’ conclusions about the effective of the Company’s internal control over financial reporting.  While you are not required to the include the definition of internal control over financial reporting in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “internal control over financial reporting” set forth in Rule 13a-15(1) of the Exchange Act.   Please revise future filings, including any amendments to comply or, alternatively, you may remove that definition.

Response:

We have removed the definition in Amendment No.1 of Form 10-K and in our current filing on Form 10-Q filed on April 19, 2010  in response to this comment.

Comment:

4.
We note your disclosure that there were no significant changes in your internal controls over financial reporting that occurred during the quarter ended August 31, 2009, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation.  Please correct the disclosure in future filings, including any amendments, to address all changes or advise us.

Response:

In response to this comment, we have in Amendment No. 1 of Form 10-K and in our current filing on Form 10-Q filed on April 19, 2010 removed the word “significant” to clarify that there were no changes in our internal controls over financial reporting that occurred during the quarter ended August 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Signatures

Comment:

5.
The signature page is dated as of December 15, 2009 and signed on behalf of the registrant by Jacqueline Danforth, as Principal Executive Officer, Principal Financial Officer, and Director and Rick Walchuk, as Director.  You disclose this constitutes the entire board of directors of the company.  We note that Dr. Erik Lindsley, your President and a Director was appointed to these positions on December 8, 2009 based upon the information included on pages 10 and 13.  Further, in the table on page 13, you list Dr. Lindsley as the Principal Executive Officer of the company and a director.   Please tell us how you considered General Instruction D of Form 10-K which required the report to be signed by the registrant by its principal executive officer or officers, it principal financial officer or officers, and its controller or principal accounting officer.

Response:

Further to our telephone conversation held April 6, 2010 with your offices, we advise again as follows:

Dr. Erik Lindsley was appointed President and Director of the Company on December 8, 2009.  However, Ms. Danforth continued to fulfill the role of Principal Executive Officer through December 31, 2009 to allow Dr. Lindsley to familiarize himself with the affairs of the Company.  During this period, all affairs of the Company were undertaken out of the Company’s offices in Calgary, Alberta at the direction and guidance of Ms. Danforth as Principal Executive Officer.  The description of Dr. Lindsley as President and Director is correct; however, our identification of him as Principal Executive Officer on Page 13 was incorrect.  We have revised the disclosure in Amendment No. 1 of Form 10-K to reflect that Ms. Danforth was our Principal Executive Officer at the time of the filing.  Mr. Linsdley has since completed his due diligence and filed as the Principal Executive Officer on our Form 10Q filed on April 19, 2010.  Additionally we have amended our disclosure to clarify that the signatories to the document constitute a majority of the Company’s board of directors.

Exhibit 31.1

Comment:

6.
Based upon your response to the preceding comment, please tell us why the certifications included in exhibits 31.1 and 32.1 were signed by Jacqueline Danforth, as principal executive officer, and not by Dr. Erik Lindsley who you disclose on page 13 is your principal executive officer.

Response:

As discussed in response to Comment 5 above, we have revised the disclosure in Amendment No. 1 of Form 10-K to reflect that Ms. Danforth was our Principal Executive Officer at the time of the filing.

Comment:

7.	We note the following in the certifications required by the Exchange Act Rule 13a-14(a):

a)	In paragraph 2, you added the words “in order”’;
b)	In paragraph, you added the words “the Securities” and “of 1934 (the “Exchange Act”),” and removed the word “and”;
c)	In paragraph 4(c) you removed the word “registrant’s”; and
d)	In paragraphs 1 and 2, punctuation was revised.

In future filings, including any amendment, please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Response:

We have revised and re-filed the certifications in Amendment No. 1 of Form 10-K and in our Form 10-Q filed on April 19, 2010 to be consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

We trust the above is satisfactory and appreciate your consideration in this matter.  Should you have any questions or require further clarification please do not hesitate to contact the undersigned.  I can be reached at 646 831-6244 or alternatively at 403 693-8004.

Yours truly,

/s/Jacqueline Danforth
Jacqueline Danforth
Chief Financial Officer

cc:           file